AMENDMENT TO
EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT, dated as of February 16, 2014 (this "Amendment"), is entered into by and between Forest Laboratories, Inc., a Delaware corporation, and A. Robert D. Bailey (the "Executive").

WHEREAS, the Company and the Executive are parties to that certain Employment Agreement, dated as of November 12, 2013, by and between the Company and the Executive (the "Employment Agreement"); and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to enter into this Amendment in order to ensure that the Company will have the continued dedication of the Executive, notwithstanding the possibility, threat, or occurrence of a Change of Control (as defined in the Employment Agreement) of the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Termination Without Cause; Resignation for Good Reason. The first sentence of Section 6(a) of the Employment Agreement is hereby amended and restated to read as follows:

   (a) Termination by the Company Without Cause or by the Executive for Good Reason. If, during the Employment Period, the Company shall terminate the Executive's employment Without Cause or the Executive shall terminate the Executive's employment for Good Reason:

2. Payment of Severance Amounts. The first sentence of Section 6(a)(i) of the Employment Agreement is hereby amended and restated to read as follows:

   (i) subject to Sections 6(a)(v) and (vi), the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

3. Certain Delays of Payments. A new Section 6(a)(v) and a new Section 6(a)(vi) are hereby added as follows:

   (v) In the event that during the Employment Period (A) the Executive's employment is terminated by the Company Without Cause or by the Employee for Good Reason and (B) the Company has securities that are publicly traded on an "established securities market" and the Executive is a "specified employee," in each case within the meaning of Section 409A of the Code, as of the Date of Termination, then notwithstanding the preceding provisions of this Section 6(a), the payments and benefits to be made or provided to the Executive pursuant to clauses (i)B. and C. and clauses (ii) and (iv) of this Section 6(a) prior to the date that is six months and one day after the Date of Termination shall not exceed the sum of (X) two times the lesser of (1) the Executive's annualized salary for the Company's taxable year in which the Date of Termination occurs, or (2) the amount described in Section 401(a)(17) of the Code for the calendar year in which the Date of Termination occurs (the "Termination Year"), plus (Y) the applicable dollar amount under Section 402(g)(1)(B) of the Code for the Termination Year, plus (Z) the medical and dental benefits to be provided in accordance with Section 4(b)(iv) of this Agreement (collectively, the "Permitted Payments"). To the extent that the preceding provisions of this Section 6(a) would require payment to the Executive during the six-month period commencing on the Date of Termination of any amount in excess of the Permitted Payments, such excess shall be paid to the Executive (without interest) on the date that is six months plus one day after the Date of Termination. The provisions of this clause (v) shall apply only in the event and to the extent necessary to prevent the imposition of any accelerated or additional tax under Section 409A of the Code.

(vi)   To the extent required by Section 409A of the Code, the benefits under Section 6(a)(i) shall only be paid in a lump sum if the termination of the Executive's employment by the Company Without Cause or by the Executive for Good Reason occurs within two years after a Change of Control that constitutes a "change in control event" within the meaning of Section 409A and shall otherwise be paid to the Executive at the time and in accordance with the provisions of any other separation pay plan of the Company offering involuntary termination benefits to the Executive with which the provisions of Section 6(a)(i) are subject to aggregation pursuant to Section 409A of the Code.

4.   Removal of Section 6(b).

(a)   Section 6(b) of the Employment Agreement is hereby stricken in its entirety and replaced with "*[Reserved.]*".

(b)   The first sentence of Section 6(h) of the Employment Agreement is hereby amended to remove reference to "Section 6(b)(ii)".

(c)   The last sentence of Section 11 of the Employment Agreement is hereby amended to refer to "Section 6(a)" rather than "Section 6(b)".

5.   Certain Payments by the Company. Section 9 of the Employment Agreement is hereby amended and restated in its entirety to read as follows:

9.   Certain Additional Payments by the Company.

(a)   Gross-Up Payment. If it shall be determined that any Payment (as defined below) would be subject to the Excise Tax (as defined below), then the Executive shall be entitled to receive an additional payment (the "Gross-Up Payment") in an amount such that, after payment by the Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, but excluding any income taxes and penalties imposed

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pursuant to Section 409A of the Code, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. The Company's obligation to make Gross-Up Payments under this Section 9 shall not be conditioned upon the Executive's termination of employment.

(b)   <u>Determinations</u>. Subject to the provisions of Section 9(c), all determinations required to be made under this Section 9, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment, and the assumptions to be utilized in arriving at such determination, shall be made by Golden Parachute Tax Solutions LLC or such other nationally recognized certified public accounting firm as may be designated by the Executive (the "<u>Accounting Firm</u>"). The Accounting Firm shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity, or group effecting the change of control, the Executive may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (the "<u>Underpayment</u>"), consistent with the calculations required to be made hereunder. In the event the Company exhausts its remedies pursuant to Section 9(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

(c)   <u>Claims by the IRS</u>. The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Executive is informed in writing of such claim. The Executive shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that the Company desires to contest such claim, the Executive shall:

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(i)   give the Company any information reasonably requested by the Company relating to such claim;

(ii)   take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(iii)   cooperate with the Company in good faith in order effectively to contest such claim; and

(iv)   permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 9(c), the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings, and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Executive and direct the Executive to sue for a refund or to contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction, and in one or more appellate courts, as the Company shall determine; provided, however, that, if the Company pays such claim and directs the Executive to sue for a refund, the Company shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and provided, further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d)   Refunds. If, after the receipt by the Executive of a Gross-Up Payment or payment by the Company of an amount on the Executive's behalf pursuant to Section 9(c), the Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Executive shall (subject to the Company's com-

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plying with the requirements of Section 9(c), if applicable) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Company of an amount on the Executive's behalf pursuant to Section 9(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e)   Payment of the Gross-Up Payment. Any Gross-Up Payment, as determined pursuant to this Section 9, shall be paid by the Company to the Executive within five days of the receipt of the Accounting Firm's determination; provided that the Gross-Up Payment shall in all events be paid no later than the end of the Executive's taxable year next following the Executive's taxable year in which the Excise Tax (and any income or other related taxes or interest or penalties thereon) on a Payment are remitted to the Internal Revenue Service or any other applicable taxing authority or, in the case of amounts relating to a claim described in Section 9(c) that does not result in the remittance of any federal, state, local, and foreign income, excise, social security, and other taxes, the calendar year in which the claim is finally settled or otherwise resolved. Notwithstanding any other provision of this Section 9, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of any Gross-Up Payment, and the Executive hereby consents to such withholding.

(f)   Certain Definitions. The following terms shall have the following meanings for purposes of this Agreement:

(i)   "Excise Tax" shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ii)   The "Parachute Value" of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(iii)   A "Payment" shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise.

6.   Restrictive Covenants. Section 10 of the Employment Agreement is hereby amended and restated in its entirety to read as follows:

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10. Restrictive Covenants.

 (a) Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge, or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge, or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section 10(a) constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement. This Section 10(a) shall survive the termination or expiration of this Agreement.

 (b) Noncompetition. In consideration for the Company entering into this Agreement, including without limitation in respect of the payments set forth in Sections 6 and 9 of this Agreement, the Executive agrees that, during the one-year period following (i) any voluntary termination of his or her employment other than for Good Reason or (ii) any termination of his or her employment on or before the third anniversary of the Effective Date that entitles the Executive to receive the severance benefits under Section 6, the Executive shall not engage in Competition (as defined below). The Executive shall be deemed to be engaging in "Competition" if the Executive, directly or indirectly, in any jurisdiction in which the Company or any of its affiliates conducts business, own, manage, operate, control, or participate in the ownership, management, operation, or control of or provide services as an officer, employee, partner, director, consultant, or otherwise in respect of any business (whether through a corporation or other entity) that is engaged in the development, manufacture, and sale (other than at the retail level) of branded drug products and that is in material and direct competition with any of the five products that, over the four fiscal quarters immediately preceding the Date of Termination, accounted for the greatest amount of revenues for the Company or any of its affiliates, taken as a whole. Ownership for personal investment purposes only of less than 2% of the voting stock of any publicly held corporation or less than 5% of any privately held business (without any other involvement in the management or operation of such business) shall not constitute a violation hereof.

 (c) Enforcement; Remedies. The Executive understands that the provisions of this Section 10 do not impose a greater restraint than is necessary to protect the goodwill or other business interests of the Company, are reasonable limitations as to scope and duration, and are not unduly burdensome to

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the Executive. The Executive further agrees that the Company would be irreparably harmed by any actual or threatened breach of the covenants set forth in this Section 10 and that, in addition to any other remedies at law, including money damages and the right to withhold payments otherwise due to the Executive, the Company shall be entitled to seek a preliminary injunction, temporary restraining order, or other equivalent relief, restraining the Executive from any actual or threatened breach of this Agreement in any court that may have competent jurisdiction over the matter. With respect to any provision of this Section 10 finally determined by a court of competent jurisdiction to be unenforceable, the Executive hereby agrees that a court shall reform such provisions, including the duration or scope of such provisions, as the case may be, so that they are enforceable to the maximum extent permitted by law. If any of the covenants set forth in this Section 10 are determined to be wholly or partially unenforceable in any jurisdiction, such determination shall not be a bar to or in any way diminish the rights of the Company to enforce any such covenant in any other jurisdiction.

7.   Miscellaneous.

      (a)   Full Force and Effect. Except as expressly amended by this Amendment, all terms and conditions of the Employment Agreement shall remain in full force and effect.

      (b)   Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

      (c)   Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment, effective as of the date first written above.

FOREST LABORATORIES, INC.

By: ______________________________
Name: Brenton L. Saunders
Title: President and Chief Executive Officer

EXECUTIVE

____
A. Robert D. Bailey

[*Signature Page to Bailey Amendment to Employment Agreement*]



IN WITNESS WHEREOF, the parties hereto have executed this Amendment, effective as of the date first written above.

FOREST LABORATORIES, INC.

By: ______________________________

Name: Brenton L. Saunders

Title: President and Chief Executive Officer

EXECUTIVE

____

A. Robert D. Bailey

[*Signature Page to Bailey Amendment to Employment Agreement*]